FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPUBLIC OF HUNGARY
(Name of Registrant)

Date of end of last fiscal year: December 31, 2008
SECURITIES REGISTERED*
(As of the close of the fiscal year)

Amounts as to
	which	Names of
	registration	exchanges on
Title of Issue	is effective	which registered
N/A	N/A	N/A
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
Jeffrey C. Cohen, Esq.
Linklaters LLP
1345 Avenue of the Americas
New York, NY 10105

*	The Registrant is filing this annual report on a voluntary basis.

SIGNATURE
EXHIBIT INDEX
EX-1.1
EX-1.2
EX-4.1
EX-5.1
EX-5.2
EX-99.1
EX-99.2

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant, Republic of Hungary, has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Budapest, Hungary, on February 4, 2010.

REPUBLIC OF HUNGARY
By:	/s/ Ferenc Szarvas
	Name:	Ferenc Szarvas
	Title:	Chief Executive Officer of The Government Debt Management Agency Pte Ltd. of the Republic of Hungary as attorney for the Republic of Hungary represented by its Minister of Finance

2

Explanatory Note
     This amendment to the Annual Report on Form 18-K (the “Annual Report”) of the Republic of Hungary for the fiscal year ended December 31, 2008 consists of the following exhibits relating to the global bond offering of US$2,000,000,000 aggregate principal amount of the Republic’s 6.250% Notes due 2020 (the “Notes”):

Exhibit 1.1	Conformed copy of the Underwriting Agreement, dated January 26, 2010, of the Republic of Hungary.

Exhibit 1.2	Conformed copy of the Pricing Agreement, dated January 26, 2010, between the Republic of Hungary and Citigroup Global Markets Inc. and Deutsche Bank Securities Inc., as underwriters.

Exhibit 4.1	Form of 6.250% Note due 2020.

Exhibit 5.1	Opinion of Dr. Zsolt Szita Law Office, the Hungarian legal advisers to the Government Debt Management Agency Private Company Limited by Shares of the Republic of Hungary.

Exhibit 5.2	Opinion of Linklaters LLP.

Exhibit 24.1	Power of Attorney.*

Exhibit 99.1	Conformed copy of the Fiscal Agency Agreement, dated January 29, 2010, between the Republic of Hungary and Citibank, N.A., as fiscal agent, paying agent and registrar.

Exhibit 99.2	Itemized list of estimated expenses incurred or borne by or for the account of the Republic of Hungary in connection with the sales of the Notes.

* Previously filed on October 6, 2009.
     This amendment to the Annual Report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

3

EXHIBIT INDEX

Exhibit	Description
1.1	Conformed copy of the Underwriting Agreement, dated January 26, 2010, of the Republic of Hungary.

1.2	Conformed copy of the Pricing Agreement, dated January 26, 2010, between the Republic of Hungary and Citigroup Global Markets Inc. and Deutsche Bank Securities Inc., as underwriters.

4.1	Form of 6.250% Note due 2020.

5.1	Opinion of Dr. Zsolt Szita Law Office, the Hungarian legal advisers to the Government Debt Management Agency Private Company Limited by Shares of the Republic of Hungary.

5.2	Opinion of Linklaters LLP.

24.1	Power of Attorney.*

99.1	Conformed copy of the Fiscal Agency Agreement, dated January 29, 2010, between the Republic of Hungary and Citibank, N.A., as fiscal agent, paying agent and registrar.

99.2	Itemized list of estimated expenses incurred or borne by or for the account of the Republic of Hungary in connection with the sales of the Notes.

* Previously filed on October 6, 2009.

4